EXHIBIT 99.1

Emerald Health Therapeutics, Pure Sunfarms, and Village Farms Complete Settlement of All Disputes

VANCOUVER, British Columbia, March 09, 2020 (GLOBE NEWSWIRE) -- Emerald Health Therapeutics, Inc. (“Emerald”) (TSXV: EMH; OTCQX: EMHTF) today announced that, further to its news release dated March 3, 2020, all transactions contemplated by the settlement agreement (the "Settlement Agreement") among Emerald, Village Farms International, Inc. ("Village Farms") and Pure Sunfarms Corp. ("PSF" and together with Emerald and Village Farms, the "Parties") regarding disputes between the Parties have been completed. As such, the arbitration process involving the Parties has been discontinued.

Pursuant to the Settlement Agreement, the supply agreements entered into between Emerald and PSF dated December 21, 2018 (for the supply to Emerald of cannabis product by PSF in 2019), and March 29, 2019 (for the supply to Emerald of cannabis product by PSF from 2020 to the end of 2022), respectively, have been terminated effective as of December 31, 2019, and Emerald and PSF have released each other from all previous, current, and future obligations, liabilities and payments thereunder. Emerald also has no further obligations under the previously disclosed Delta 2 Option Agreement in regard to the construction of PSF's Delta 2 facility.

Emerald now holds a 42.6% equity interest in PSF and retains three of six seats on the PSF board of directors.

About Emerald Health Therapeutics

Emerald Health Therapeutics, Inc. is committed to creating new consumer experiences with recreational and wellness-oriented cannabis products. With an emphasis on innovation and production excellence, Emerald has built a platform of distinct operating assets designed to uniquely serve the Canadian marketplace and international opportunities. These assets, all in full production, include: Pure Sunfarms, its Joint Venture in British Columbia, with its 1.1 million square foot Delta 3 greenhouse operation producing high quality, affordably priced products; Verdélite, a premium craft operation with an 88,000 square foot indoor facility in Québec; and Metro Vancouver, a health and wellness-oriented organic greenhouse (78,000 square feet) and outdoor operation. Its Emerald Naturals joint venture is creating a new wellness product category with its non-cannabis endocannabinoid-supporting product line and is expanding distribution across Canada.

Please visit www.emeraldhealth.ca for more information or contact:

Jenn Hepburn, Chief Financial Officer
(800) 757 3536 Ext. #5

Emerald Investor Relations
(800) 757 3536 Ext. #5
invest@emeraldhealth.ca

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements: Certain statements made in this press release that are not historical facts are forward-looking statements and are subject to important risks, uncertainties and assumptions, both general and specific, which give rise to the possibility that actual results or events could differ materially from our expectations expressed in or implied by such forward-looking statements. Such statements include: production and processing capacity of various facilities; expansion of facilities; and expansion of distribution of endocannabinoid-supporting products.

We cannot guarantee that any forward-looking statement will materialize, and readers are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements involve risks and uncertainties related to, among other things, changes of law and regulations; changes of government; failure to obtain regulatory approvals or permits; failure to obtain necessary financing; results of production and sale activities; results of scientific research; regulatory changes; changes in prices and costs of inputs; demand for labour; demand for products; failure of counter-parties to perform contractual obligations; as well as the risk factors described in Emerald’s annual information form and other regulatory filings. The forward-looking statements contained in this press release represent our expectations as of the date hereof. Forward-looking statements are presented for the purpose of providing information about management's current expectations and plans and allowing investors and others to obtain a better understanding of our anticipated operating environment. Readers are cautioned that such information may not be appropriate for other purposes. Emerald undertakes no obligations to update or revise such statements to reflect new circumstances or unanticipated events as they occur, unless required by applicable law.